Exhibit 99.3

CORPORATE ACCESS NUMBER: 2020125932

Government

of Alberta ⬛

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

OBSIDIAN ENERGY LTD.

AMENDED ITS ARTICLES ON 2019/06/05.

Name/Structure Change Alberta Corporation – Registration Statement

Alberta Amendment Date: 2019/06/05

Service Request Number:	31136325

Corporate Access Number:	2020125932

Legal Entity Name:	OBSIDIAN ENERGY LTD.

French Equivalent Name:

Legal Entity Status:	Active

Alberta Corporation Type:	Named Alberta Corporation

New Legal Entity Name:	OBSIDIAN ENERGY LTD.

New French Equivalent Name:

Nuans Number:	120239641

Nuans Date:	2017/06/09

French Nuans Number:

French Nuans Date:

Share Structure:	SEE ANNEX A ATTACHED HERETO

Share Transfers Restrictions:	NONE

Number of Directors:

Min Number Of Directors:	3

Max Number Of Directors:	12

Business Restricted To:	NONE

Business Restricted From:	NONE

Other Provisions:	SEE ANNEX B ATTACHED HERETO

BCA Section/Subsection:

Professional Endorsement Provided:

Future Dating Required:

Annual Return

File Year	Date Filed
2019	2018/12/17
2018	2018/12/17

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2017/01/01
Other Rules or Provisions	ELECTRONIC	2017/01/01
Statutory Declaration	10000407115604399	2017/01/01
Consolidation, Split, Exchange	ELECTRONIC	2019/06/05

Registration Authorized By:	JEFFREY T. OKE
SOLICITOR

The Registrar of Corporations certifies that the information contained in this statement is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

CONSOLIDATION, SPLIT, EXCHANGE SCHEDULE

In accordance with Section 173(1) (f) of the Business Corporations Act, by consolidating the issued and outstanding common shares of the corporation on the basis that each seven (7) of such common shares shall become one (1) common share (the “Consolidation”).

No fractional common shares of the corporation will be issued in connection with the Consolidation and the number of post-Consolidation common shares of the corporation to be received by a holder will be rounded up, in the case of a fractional interest that is 0.5 or greater, or rounded down, in the case of a fractional interest that is less than 0.5, to the nearest whole number of common shares that such holder would otherwise be entitled to receive upon the implementation of the Consolidation.